UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 2)*

Under the Securities Exchange Act of 1934

ALBANY MOLECULAR RESEARCH, INC.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
012423109
(CUSIP Number)
December 31, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

[   ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[   ] Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 012423109
(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):
Permian Investment Partners, LP
(2) Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization
Delaware, United States
Number of Shares Beneficially Owned By Each Reporting Person With
(5) Sole Voting Power:	1,547,498*
(6) Shared Voting Power:	0*
(7) Sole Dispositive Power:	1,547,498*
(8) Shared Dispositive Power:	0*

(9) Aggregate Amount Beneficially Owned by Each Reporting Person
1,547,498*
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): N/A
(11) Percent of Class Represented by Amount in Row (9): 4.4%*
(12) Type of Reporting Person (See Instructions): IA

* The shares of common stock, $0.01 par value per share (the “Shares”), of Albany Molecular Research, Inc., a Delaware corporation (the “Company”), reported herein are held by Permian Master Fund, LP and accounts (collectively, the “Fund and Accounts”) which are managed by Permian Investment Partners, LP (“Permian”). Permian, in its capacity as the investment manager of each of the Fund and Accounts, has the sole power to vote and the sole power to direct the disposition of all Shares held by the Fund and Accounts. Accordingly, for the purposes of Reg. Section 240.13d-3, Permian may be deemed to beneficially own an aggregate of 1,547,498 Shares, or 4.4% of the Shares deemed issued and outstanding as of December 31, 2015. HTC Partners, LLC serves as the general partner of Permian. Scott Hendrickson and Alex Duran serve as the managers of HTC Partners, LLC. The beneficial ownership percentage reported herein is based on 35,501,776 Shares issued and outstanding as of October 30, 2015, as disclosed in the Company’s Quarterly Report for the quarter ended September 30, 2015, as filed with the Securities and Exchange Commission on November 9, 2015. This report shall not be deemed an admission that Permian, each Fund and Account or any other person is the beneficial owner of the securities reported herein for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

Item 1(a). Name Of Issuer:
Albany Molecular Research, Inc.
Item 1(b). Address of Issuer’s Principal Executive Offices:
26 Corporate Circle, Albany, New York 12212
Item 2(a). Name of Person Filing:
Permian Investment Partners, LP
Item 2(b). Address of Principal Business Office or, if None, Residence:
295 Madison Avenue, New York, NY 10017
Item 2(c). Citizenship:
Delaware, United States
Item 2(d). Title of Class of Securities:
Common Stock, par value $0.01 per share
Item 2(e). CUSIP No.:
012423109
Item 3. If This Statement Is Filed Pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:
Not Applicable.
Item 4. Ownership:
(a) Amount Beneficially Owned:	1,547,498*
(b) Percent of Class:	4.4%*
(c) Number of Shares as to which such person has:
(i) Sole power to vote or to direct the vote:	1,547,498*
(ii) Shared power to vote or to direct the vote:	0*

(iii) Sole power to dispose or to direct the disposition of:	1,547,498*
(iv) Shared power to dispose or to direct the disposition of:	0*

__________________

* The shares of common stock, $0.01 par value per share (the “Shares”), of Albany Molecular Research, Inc., a Delaware corporation (the “Company”), reported herein are held by Permian Master Fund, LP and accounts (collectively, the “Fund and Accounts”) which are managed by Permian Investment Partners, LP (“Permian”). Permian, in its capacity as the investment manager of each of the Fund and Accounts, has the sole power to vote and the sole power to direct the disposition of all Shares held by the Fund and Accounts. Accordingly, for the purposes of Reg. Section 240.13d-3, Permian may be deemed to beneficially own an aggregate of 1,547,498 Shares, or 4.4% of the Shares deemed issued and outstanding as of December 31, 2015. HTC Partners, LLC serves as the general partner of Permian. Scott Hendrickson and Alex Duran serve as the managers of HTC Partners, LLC. The beneficial ownership percentage reported herein is based on 35,501,776 Shares issued and outstanding as of October 31, 2015, as disclosed in the Company’s Quarterly Report for the quarter ended September 30, 2015, as filed with the Securities and Exchange Commission on November 9, 2015. This report shall not be deemed an admission that Permian, each Fund and Account or any other person is the beneficial owner of the securities reported herein for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].
Item 6. Ownership of More Than Five Percent on Behalf of Another Person
Not Applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not Applicable.
Item 8. Identification and Classification of Members of the Group
Not Applicable.
Item 9. Notice of Dissolution of Group
Not Applicable.
Item 10. Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 7, 2016

PERMIAN INVESTMENT PARTNERS, LP

By: HTC Partners, LLC

By:	/s/ Joseph Swain
Name: Joseph Swain
Title: Authorized Person

Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001).